Will H. Cai +852 3758 1210 wcai@cooley.com

September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Daniel Crawford Mr. Jason Drory

Re:	Gracell Biotechnologies Inc. Registration Statement on Form F-3 Filed August 24, 2023 File No. 333-274191

Ladies and Gentlemen:

On behalf of our client, Gracell Biotechnologies Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 6, 2023 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-3 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of the Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 1.

Registration Statement on Form F-3 filed August 24, 2023

Prospectus Summary

Summary of Risk Factors

Risks Related to Doing Business in China, page 8

1.	Please revise here to add a summary risk factor disclosing the risk you discuss on page 17 that it may be difficult to enforce any judgments obtained from foreign courts against the company or company’s directors and officers in China.

In response to the Staff’s comment, the Company has revised page 9 of the Amendment No. 1.

September 12, 2023

Risk Factors

Risks Related to Doing Business in China

The PRC government has significant authority to regulate or intervene in the China operations… , page 15

2.	Please revise your risk factor on page 15 where you state “[t]he Chinese government may intervene or influence [y]our operations” to state this may happen at any time.

In response to the Staff’s comment, the Company has revised page 15 of the Amendment No. 1.

Risks Related to Our Corporate Structure

The uncertainties in the PRC legal system may subject our contractual arrangements to different interpretations …, page 32

3.	Please revise your risk factor on page 32 to disclose that investors in your ADSs would not hold any ownership interest, directly or indirectly, in the VIE and its subsidiary in China and would merely have a contractual relationship with the operating entities in China.

In response to the Staff’s comment, the Company has revised page 32 of the Amendment No. 1.

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55 Hudson Yards, New York, New York 10001-2157

t: +1 212 479 6000 f: +1 212 479 6275 cooley.com

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	William Wei Cao, Chairman and Chief Executive Officer, Gracell Biotechnologies Inc.
Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.
Jane Kong, Partner, PricewaterhouseCoopers Zhong Tian LLP